Exhibit 99.3

Registration Rights Agreement

This Registration Rights Agreement (this “Agreement”) is made and entered into effective as of September 18, 2023 (the “Effective Date”) between Vision Marine Technologies Inc., a corporation incorporated under the Business Corporations Act (Québec) (the “Company”), and the persons who have executed the signature page(s) hereto (each, a “Subscriber” and collectively, the “Subscribers”).

RECITALS:

A.        Pursuant to a Subscription Agreement by and among the parties hereto of even date herewith (the “Subscription Agreement”), the Company has agreed, upon the terms and subject to the conditions of the Subscription Agreement, to issue and sell to the Subscribers at the Closing (as defined in the Subscription Agreement) the number of common shares of the Company (the “Unit Shares”) and common share purchase warrants (“Warrants”) as set forth on the Schedule of Subscribers to the Subscription Agreement.

B.        To induce the Subscribers to purchase the Unit Shares and Warrants pursuant to the Subscription Agreement, the Company has agreed to provide certain registration rights under the Securities Act as set forth in this Agreement.

Now, Therefore, in consideration of the mutual promises, representations, warranties, covenants, and conditions set forth herein, the parties mutually agree as follows:

1.              Certain Definitions. As used in this Agreement, the following terms shall have the following respective meanings:

“Agreement” has the meaning given it in the preamble to this Agreement.

“Allowed Delay” has the meaning given it in Section 2(c)(2) of this Agreement.

“Approved Market” means any of the following markets or exchanges on which the Common Shares are listed or quoted for trading on the date in question: the NYSE American, The Nasdaq Capital Market, The Nasdaq Global Market, The Nasdaq Global Select Market, or the New York Stock Exchange (or any successors to any of the foregoing).

“Blackout Period” means, with respect to a registration, a period, in each case commencing on the day immediately after the Company notifies the Subscribers that they are required, because of the occurrence of an event of the kind described in Section 3(f) hereof, to suspend offers and sales of Registrable Securities during which the Company, in the good faith judgment of its board of directors, determines (because of the existence of, or in anticipation of, any acquisition, financing activity, or other transaction involving the Company, or the unavailability for reasons beyond the Company’s control of any required financial statements, disclosure of information which is in the Company’s best interest not to publicly disclose, or any other event or condition of similar significance to the Company) that the registration and distribution of the Registrable Securities to be covered by such Registration Statement, if any, would be seriously detrimental to the Company or its shareholders and ending on the earlier of (1) the date upon which the MNPI commencing the Blackout Period is disclosed to the public or ceases to be material or non-public and (2) such time as the Company notifies the selling Holders that the Company will no longer delay such filing of the Registration Statement, will recommence taking steps to make such Registration Statement effective, or will allow sales pursuant to such Registration Statement to resume.

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“Business Day” means any day other than Saturday, Sunday or any other day on which commercial banks in the City of New York, New York or the City of Boisbriand, Québec, are authorized or required by law or executive order to close.

“Commission” or “SEC” means the U.S. Securities and Exchange Commission or any other applicable federal agency at the time administering the Securities Act.

“Common Shares” means the common shares in the capital of the Company.

“Company” has the meaning given it in the preamble to this Agreement.

“Effective Date” means the date the Registration Statement required to be filed hereunder is declared effective by the Commission.

“Effectiveness Deadline” means the date that is the earlier of (i) four months and a day following the closing of the Offering, and (ii) 15 calendar days following notification by the SEC to the Company that it does not intend to review the Registration Statement.

“Effectiveness Period” has the meaning given it in Section 2(a) of this Agreement

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder.

“Holder” means a Subscriber or any permitted transferee or assignee thereof to whom a Subscriber assigns its rights under this Agreement and who agrees to become bound by the provisions of this Agreement in accordance with Section 6 and any transferee or assignee thereof to whom a transferee or assignee assigns its rights under this Agreement and who agrees to become bound by the provisions of this Agreement in accordance with Section 6.

“Majority Holders” means at any time holders of at least a majority of the Registrable Securities.

“MNPI” means material non-public information within the meaning of Regulation FD promulgated under the Exchange Act, which shall, in any case, include the receipt of the notice pursuant to Section 2(c)(2) and the information contained in such notice.

“Offering” means the private placement offering being conducted by the Company pursuant to the terms of the Subscription Agreement.

“Placement Agent” means iA Capital Markets, a division of iA Private Wealth Inc.

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The terms “register,” “registered,” and “registration” refer to a registration effected by preparing and filing a registration statement in compliance with the Securities Act, and the declaration or ordering of the effectiveness of such registration statement.

“Registrable Securities” means (i) the Unit Shares; (ii) the Warrant Shares and (iii) any shares of the Company (or any successor or assign of the Company, whether by merger, reorganization, consolidation, sale of assets or otherwise) which may be issued or issuable with respect to, the Unit Shares or Warrant Shares, as a result of any share split, share dividend, recapitalization, exchange or similar event or otherwise.

“Registration Default” means the occurrence of any of the following events:

(a)            the Company fails to file with the Commission the Registration Statement on or before the Registration Filing Deadline;

(b)            the Registration Statement is not declared effective by the Commission on or before the Effectiveness Deadline;

(c)            after the Effective Date, sales cannot be made pursuant to the Registration Statement for any reason (including without limitation by reason of a stop order, or the Company’s failure to update the Registration Statement); or

(d)            after the Effective Date, the Common Shares generally or the Registrable Securities specifically are not listed or included for quotation on an Approved Market, or trading of the Common Shares is suspended or halted on the Approved Market, which at the time constitutes the principal market for the Common Shares, for more than two full, consecutive trading days;

provided, however, a Registration Default shall not be deemed to occur if: (1) all or substantially all trading in equity securities (including the Common Shares) is suspended or halted on the Approved Market for any length of time; (2) the Company declares a Blackout Period (provided however that the Company shall only be permitted to declare two (2) Blackout Periods not to exceed a total of 15 Business Days in any twelve (12) month period); or (3) there is an Allowed Delay.

“Registration Default Period” means the period following a Registration Default during which any Registration Default is continuing.

“Registration Filing Date” means the date on which the Registration Statement is filed with the SEC.

“Registration Filing Deadline” means the date that is fifteen (15) calendar days after the date of the closing of the Offering.

“Registration Statement” means the registration statement that the Company is required to file pursuant to this Agreement to register the Registrable Securities, including the prospectus included therein, and any amendment or supplement thereto, and any replacement thereof, as applicable.

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“Rule 144” means Rule 144 promulgated by the Commission under the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC having substantially the same purpose and effect as such rule.

“Rule 415” means Rule 415 promulgated by the Commission under the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC having substantially the same purpose and effect as such rule.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the Commission thereunder.

“Unit Shares” means the Common Shares purchased by Subscribers pursuant to the Subscription Agreement and any and all shares of capital or other equity securities of: (i) the Company which are added to or exchanged or substituted for such Common Shares by reason of the declaration of any share dividend or share split, the issuance of any distribution or the reclassification, readjustment, recapitalization or other such modification of the capital structure of the Company; and (ii) any other corporation, now or hereafter organized under the laws of any state, province or other governmental authority, with which the Company is merged, which results from any consolidation or reorganization to which the Company is a party, or to which is sold all or substantially all of the shares or assets of the Company, if immediately after such merger, consolidation, reorganization or sale, the Company or the shareholders of      the Company own equity securities having in the aggregate more than 50% of the total voting power of such other corporation.

“Warrant Shares” means the Common Shares issuable upon exercise of the Warrants issued under the Subscription Agreement.

2.              Registration.

(a)            Mandatory Registration. Not later than the Registration Filing Deadline, the Company shall file with the Commission a Registration Statement on Form F-3 or other appropriate form (including, if required, an effective and available amendment or supplement thereto), relating to the resale by the Holders of all of the Registrable Securities, and the Company shall use commercially reasonable efforts to cause such Registration Statement to be declared effective by the Commission as soon as practicable thereafter (if applicable), but in no event later than the Effectiveness Deadline and shall use its commercially reasonable efforts to keep such Registration Statement continuously effective under the Securities Act until the date that all Registrable Securities covered by such Registration Statement (i) have been sold, thereunder or pursuant to Rule 144, or (ii) may be sold without volume or manner-of-sale restrictions pursuant to Rule 144 and without the requirement for the Company to be in compliance with the current public information requirement under Rule 144 (the “Effectiveness Period”). The registration rights under this Section 2 shall not apply or be available with respect to securities of the Company held by affiliates (as defined in Rule 405 under the Securities Act) and related persons (as defined in Rule 404 under the Securities Act) of the Placement Agent or the officers and directors of the Company and their affiliates.

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(b)            Allocation of Registrable Securities. The initial number of Registrable Securities included in any Registration Statement and any increase in the number of Registrable Securities included therein shall be allocated pro rata among the Holders based on the number of Registrable Securities held by each Holder at the time the Registration Statement covering such initial number of Registrable Securities or increase thereof is declared effective by the SEC (or at the time of filing any supplement thereto). In the event that a Holder sells or otherwise transfers any of such Holder’s Registrable Securities in accordance with the Subscription Agreement, each transferee shall be allocated a pro rata portion of the then remaining number of Registrable Securities included in such Registration Statement for such transferor. Any Unit Shares included in a Registration Statement which remain allocated to any Person which ceases to hold any Registrable Securities covered by such Registration Statement shall be allocated to the remaining Holders, pro rata based on the number of Registrable Securities then held by such Holders which are covered by such Registration Statement. In no event shall the Company include any securities other than Registrable Securities on any Registration Statement (or supplement thereto) without the prior written consent of the Majority Holders. To the extent that any Registrable Securities are not able to be included in a Registration Statement and a pro rata allocation of Registrable Securities is required to be made, the Company agrees to file with the Commission an additional Registration Statement on the appropriate form (including, if required, an effective and available amendment or supplement thereto) relating to the resale by the Holders of the balance of the Registrable Securities, and the Company shall use commercially reasonable efforts to cause such Registration Statement to be declared effective by the Commission as soon as practicable thereafter (if applicable), but in no event later than the Effectiveness Deadline and shall use its commercially reasonable efforts to keep such Registration Statement continuously effective under the Securities Act for the Effectiveness Period.

(c)            (1) if the Commission allows the Registration Statement to be declared effective, subject to the withdrawal of certain Registrable Securities from the Registration Statement, and the reason is the Commission’s determination that (x) the offering of any of the Registrable Securities constitutes a primary offering of securities by the Company, (y) Rule 415 may not be relied upon for the registration of the resale of any or all of the Registrable Securities, and/or (z) a Holder of any Registrable Securities must be named as an underwriter, the Holders understand and agree the Company may reduce, on a pro rata basis, the total number of Registrable Securities to be registered on behalf of each such Holder. In any such pro rata reduction, the number of Registrable Securities to be registered on such Registration Statement will be reduced (i) first, by the Registrable Securities represented by the Warrant Shares (applied, in the case that some Warrant Shares may be registered, to the Holders on a pro rata basis based on the total number of unregistered Warrant Shares held by such Holders on a fully diluted basis), and (ii) second, by the Registrable Securities represented by Unit Shares (applied, in the case that some Unit Shares may be registered, to the Holders on a pro rata basis based on the total number of unregistered Unit Shares); and

(2)            For not more than ten (10) consecutive days in any twelve (12) month period, the Company may suspend the use of any prospectus included in any Registration Statement contemplated by this Section in the event that the Company determines in good faith that such suspension is necessary to (A) delay the disclosure of MNPI concerning the Company, the disclosure of which at the time is not, in the good faith opinion of the Company, in the best interests of the Company or (B) amend or supplement the affected Registration Statement or the related prospectus so that (i) such Registration Statement shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or (ii) such prospectus shall not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements, in the light of the circumstances under which they were made, not misleading, including in connection with the filing of a post-effective amendment to such Registration Statement in connection with the Company’s filing of an Annual Report on Form 20-F for any fiscal year (an “Allowed Delay”); provided, that the Company shall promptly (a) notify each Holder in writing of the commencement of an Allowed Delay, but shall not (without the prior written consent of a Holder) disclose to such Holder any MNPI giving rise to an Allowed Delay, (b) advise the Holders in writing to cease all sales under the Registration Statement until the end of the Allowed Delay and (c) use commercially reasonable efforts to terminate an Allowed Delay as promptly as practicable.

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(d)            [Reserved.]

(e)            Liquidated Damages Following a Registration Default. If a Registration Default occurs, then the Company will make payments to each Holder of Registrable Securities, as liquidated damages for the amount of damages to such Holder by reason thereof, at a rate equal to 1.0% of the aggregate purchase price paid by such Holder in connection with its purchase of Units in the Offering for each full period of 15 days of the Registration Default Period. Notwithstanding the foregoing, the maximum amount of liquidated damages that may be paid to any Holder pursuant to this Section 2(e) shall be an amount equal to 5% of the aggregate purchase price paid by such Holder in the Offering for the Registrable Securities held by such Holder at the time of the first occurrence of a Registration Default. Each such payment shall be due and payable within five (5) Business Days after the end of each full 15-day period of the Registration Default Period until the termination of the Registration Default Period and within five (5) Business Days after such termination. Such payments shall constitute the Holder’s exclusive remedy for any damages resulting from a Registration Default. The Registration Default Period shall terminate upon the earlier of (i) the filing of the Registration Statement (if the Registration Default was triggered by clause (a) of the definition thereof), (ii) the Effective Date (if the Registration Default was triggered by clause (b) of the definition thereof), (iii) the ability of the Holder to effect sales pursuant to the Registration Statement (if the Registration Default was triggered by clause (c) of the definition thereof and not excused pursuant to the proviso in the definition thereof or pursuant to Section 2(c)), and (iv) the listing or inclusion and/or trading of the Common Shares on an Approved Market, as the case may be (if the Registration Default was triggered by clause (d) of the definition thereof). The amounts payable as liquidated damages pursuant to this Section 2(e) shall be payable in lawful money of the United States.

3.              Registration Procedures for Registrable Securities. The Company will keep each Holder reasonably advised as to the filing and effectiveness of the Registration Statement. At its expense with respect to the Registration Statement, the Company will:

(a)            prepare and file with the Commission with respect to the Registrable Securities, a Registration Statement on Form F-3 or any other form for which the Company then qualifies or which counsel for the Company shall deem appropriate and which form shall be available for the sale of the Registrable Securities in accordance with the intended methods of distribution thereof, which shall contain substantially the “Plan of Distribution” attached hereto as Annex A and substantially the “Selling Shareholder” section attached hereto as Annex B, and use its commercially reasonable efforts to cause such Registration Statement to become effective and remain effective during the Effectiveness Period. Thereafter, the Company shall be entitled to withdraw such Registration Statement and the Holders shall have no further right to offer or sell any of the Registrable Securities registered for resale thereon pursuant to the Registration Statement (or any prospectus relating thereto);

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(b)            if the Registration Statement is subject to review by the Commission, respond in a commercially reasonable manner to all comments and diligently pursue resolution of any comments to the satisfaction of the Commission;

(c)            prepare and file with the Commission such amendments and supplements to such Registration Statement as may be necessary to keep such Registration Statement effective during the Effectiveness Period;

(d)            furnish, upon request and without charge, to each Holder of Registrable Securities covered by such Registration Statement (i) a reasonable number of copies of such Registration Statement (including any exhibits thereto other than exhibits incorporated by reference), and each amendment and supplement thereto as such Holder may reasonably request, (ii) such number of copies of the prospectus included in such Registration Statement (including each preliminary prospectus and any other prospectus filed pursuant to Rule 424 under the Securities Act) as such Holders may reasonably request, in conformity with the requirements of the Securities Act, and (iii) such other documents as such Holder may require to consummate the disposition of the Registrable Securities owned by such Holder, but only during the Effectiveness Period; provided, that the Company shall have no obligation to provide any document pursuant to this Section 3(d) that is available on the SEC’s EDGAR system;

(e)            [reserved];

(f)            notify each Holder of Registrable Securities, the disposition of which requires delivery of a prospectus relating thereto under the Securities Act, of the happening of any event (as promptly as practicable after becoming aware of such event), which comes to the Company’s attention, that will after the occurrence of such event cause the prospectus included in such Registration Statement, if not amended or supplemented, to contain an untrue statement of a material fact or an omission to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, and the Company shall promptly thereafter prepare and furnish or make available to such Holder a supplement or amendment to such prospectus (or prepare and file appropriate reports under the Exchange Act) so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus shall not contain an untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, unless suspension of the use of such prospectus otherwise is authorized herein or in the event of a Blackout Period or an Allowed Delay, in which case no supplement or amendment need be furnished (or Exchange Act filing made) until the termination of such suspension or Blackout Period or Allowed Delay;

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(g)            comply, and continue to comply during the Effectiveness Period, in all material respects with the Securities Act and the Exchange Act and with all applicable rules and regulations of the Commission with respect to the disposition of all Registrable Securities covered by such Registration Statement;

(h)            as promptly as practicable after becoming aware of such event, notify each Holder of Registrable Securities being offered or sold pursuant to the Registration Statement of the issuance by the Commission of any stop order or other suspension of effectiveness of the Registration Statement;

(i)              use its commercially reasonable efforts to cause all the Registrable Securities covered by the Registration Statement to be listed on such Approved Market on which securities of the same class or series issued by the Company are then listed;

(j)              provide a transfer agent and registrar, which may be a single entity, for the Common Shares registered hereunder;

(k)            cooperate with the Holders to facilitate the timely preparation and delivery of certificates, direct registration system account statements (“DRS Statements”), or electronic book entry positions representing Registrable Securities to be delivered to a transferee pursuant to the Registration Statement, which certificates, DRS Statements or electronic book entry positions shall be free, if and to the extent permitted by applicable law, of all restrictive legends, and to enable such Registrable Securities to be in such denominations and registered in such names as any such Holders may request;

(l)            use commercially reasonable efforts to (i) cause its legal counsel, at the Company’s expense, to issue to the transfer agent for the Common Shares, within a reasonable period of time after the Effective Date, a “blanket” legal opinion in customary form to the effect that the Registrable Securities covered by the Registration Statement have been registered for resale under the Securities Act and, may then be reissued without any legend or restriction relating to their status as “restricted securities” as defined in Rule 144 (“Legend Removal Shares”) upon resale pursuant to such Registration Statement, and (ii) cause the transfer agent for the Common Shares to issue such Registrable Securities without any such legend within three (3) trading days after the transfer agent’s receipt of such legal opinion with respect to Legend Removal Shares or otherwise within three (3) trading days after the transfer agent’s receipt of evidence in customary form that the Unit Shares and/or Warrant Shares have been sold pursuant to an effective resale registration statement under the Securities Act, as certificates, DRS Statements or electronic book entry positions, as requested by a Holder; and

(m)            take all other reasonable actions necessary to expedite and facilitate the disposition by the Holders of the Registrable Securities pursuant to the Registration Statement.

4.              Suspension of Offers and Sales. Each Holder agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 3(f) hereof or of the commencement of a Blackout Period or an Allowed Delay, such Holder shall discontinue the disposition of Registrable Securities included in the Registration Statement until such Holder’s receipt of the copies of the supplemented or amended prospectus contemplated by Section 3(f) hereof or notice of the end of the Blackout Period or Allowed Delay, and, if so directed by the Company, such Holder shall deliver to the Company (at the Company’s expense) all copies (including, without limitation, any and all drafts), other than permanent file copies, then in such Holder’s possession, of the prospectus covering such Registrable Securities current at the time of receipt of such notice.

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5.              Registration Expenses. The Company shall pay all expenses in connection with any registration obligation provided herein, including, without limitation, all registration, filing, stock exchange fees, printing expenses, all fees and expenses of complying with applicable securities laws, the reasonable fees and expenses, not to exceed $10,000 of one special counsel for the selling Holders and the fees and disbursements of counsel for the Company and of its independent accountants; provided, that, in any registration, each party shall pay for its own underwriting discounts and commissions and transfer taxes. Except as provided in this Section 5 and Section 8, the Company shall not be responsible for the expenses of any attorney or other advisor employed by a Holder.

6.              Assignment of Rights. The rights under this Agreement shall be assignable by the Holders to any transferee of all or any portion of such Holder’s Registrable Securities if: (i) the transfer of the Registrable Securities is permitted under the terms of the Subscription Agreement and, if required under the terms of the Subscription Agreement, the Holder has furnished to the Company an opinion of counsel in a form reasonably satisfactory to the Company that such transfer is exempt from or not subject to registration under the Securities Act; (ii) the Holder agrees in writing with the transferee or assignee to assign such rights, and a copy of such agreement is furnished to the Company within a reasonable time after such assignment; (iii) the Company is, within a reasonable time after such transfer or assignment, furnished with written notice of (a) the name and address of such transferee or assignee, and (b) the Registrable Securities with respect to which such registration rights are being transferred or assigned and (iii) immediately following such transfer or assignment the further disposition of such Registrable Securities by the transferee or assignee is restricted under the Securities Act and applicable state securities laws; (iv) at or before the time the Company receives the written notice contemplated by clause (ii) of this sentence the transferee or assignee agrees in writing with the Company to be bound by all of the provisions contained herein.

7.              Information by Holder. Unless otherwise agreed to between the Company and the Holder, a Holder with Registrable Securities included in any registration shall furnish to the Company such information regarding itself, the Registrable Securities held by it, the intended method of disposition of such Registrable Securities, and such other information as shall be required in order to comply with any applicable law or regulation in connection with the registration of such Holder’s Registrable Securities or any qualification or compliance with respect to such Holder’s Registrable Securities and referred to in this Agreement. Unless otherwise agreed to between the Company and the Holder, each Holder agrees to furnish to the Company a completed questionnaire in the form attached to this Agreement as Annex C (a “Selling Shareholder Questionnaire”) on a date that is not less than two Business Days prior to the Registration Filing Deadline.

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8.              Indemnification.

(a)            In the event of the offer and sale of Registrable Securities under the Securities Act, the Company shall, and hereby does, indemnify and hold harmless, to the fullest extent permitted by law, each Holder, its directors, officers, partners, each other person who participates as an underwriter in the offering or sale of such securities, and each other person, if any, who controls or is under common control with such Holder or any such underwriter within the meaning of Section 15 of the Securities Act, against any losses, claims, damages or liabilities, joint or several, and expenses to which the Holder or any such director, officer, partner or underwriter or controlling person may become subject under the Securities Act, the Exchange Act, or any other federal or state law, insofar as such losses, claims, damages, liabilities or expenses (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon (1), in the case of any registration statement prepared and filed by the Company under which Registrable Securities were registered under the Securities Act, if such registration statement contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading or (2) in the case of any preliminary prospectus, final prospectus or prospectus supplement contained in such registration statement, or any amendment or supplement thereto, if such preliminary prospectus, final prospectus or prospectus supplement includes an untrue statement of a material fact or omits to state a material fact necessary in order to make the statements, in the light of the circumstances under which they were made, not misleading, or any violation or alleged violation of the Securities Act, the Exchange Act, any state securities law or any rule or regulation promulgated under the Securities Act, the Exchange Act or any state securities law in connection with this Agreement; and the Company shall reimburse the Holder, and each such director, officer, partner, underwriter and controlling person for any documented legal or any other documented expenses reasonably incurred by them in connection with investigating, defending or settling any such loss, claim, damage, liability, action or proceeding; provided, that such indemnity agreement found in this Section 8(a) shall in no event exceed the net proceeds from the Offering received by the Company; and provided further, that the Company shall not be liable in any such case (i) to the extent that any such loss, claim, damage, liability (or action or proceeding in respect thereof) or expense arises out of or is based upon an untrue statement in or omission from such registration statement, any such preliminary prospectus, final prospectus, prospectus supplement, amendment or supplement in reliance upon and in conformity with written information furnished to the Company by the Holder specifically for use in the preparation thereof or (ii) if the person asserting any such loss, claim, damage, liability (or action or proceeding in respect thereof) who purchased the Registrable Securities that are the subject thereof did not receive a copy of the preliminary prospectus or the final prospectus (or the final prospectus as amended or supplemented) at or prior to the written confirmation of the sale of such Registrable Securities to such person because of the failure of such Holder or underwriter to so provide such preliminary or final prospectus and the untrue statement or omission of a material fact made in such preliminary prospectus was corrected in the amended preliminary or final prospectus (or the final prospectus as amended or supplemented). Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Holders, or any such director, officer, partner, underwriter or controlling person and shall survive the transfer of such shares by the Holder.

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(b)            As a condition to including Registrable Securities in any registration statement filed pursuant to this Agreement, each Holder agrees to be bound by the terms of this Section 8 and to indemnify and hold harmless, to the fullest extent permitted by law, the Company, its directors and officers, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act, against any losses, claims, damages or liabilities, joint or several, to which the Company or any such director or officer or controlling person may become subject under the Securities Act, the Exchange Act, or any other federal or state law, to the extent arising out of or based solely upon: (x) in the case of any registration statement prepared and filed by the Company under which Registrable Securities were registered under the Securities Act, if such registration statement contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading or (y) in the case of any preliminary prospectus, final prospectus or prospectus supplement contained in such registration statement, or any amendment or supplement thereto, such preliminary prospectus, final prospectus or prospectus supplement includes an untrue statement of a material fact or omits to state a material fact necessary in order to make the statements, in the light of the circumstances under which they were made, not misleading, (i) to the extent, but only to the extent, that such untrue statement or omission referred to in (x) or (y) above is contained in any information so furnished in writing by such Holder to the Company specifically for inclusion in the registration statement or such prospectus or (ii) to the extent that (1) such untrue statements or omissions referred to in (x) or (y) above are based solely upon information regarding such Holder furnished in writing to the Company by such Holder expressly for use therein, or to the extent that such information relates to such Holder or such Holder’s proposed method of distribution of Registrable Securities and was reviewed and expressly approved in writing by such Holder for use in the Registration Statement, such prospectus or such form of prospectus or in any amendment or supplement thereto or (2) in the case of an occurrence of an event of the type specified in Section 3(f) hereof, the use by such Holder of an outdated or defective prospectus after the Company has notified such Holder in writing that the prospectus is outdated or defective and prior to the receipt by such Holder of the advice contemplated in Section 3(f). Each Holder’s obligation to indemnify shall be individual, not joint and several, and in no event shall the liability of any selling Holder hereunder be greater in amount than the dollar amount of the net proceeds received by such Holder upon the sale of the Registrable Securities giving rise to such indemnification obligation.

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(c)            Promptly after receipt by an indemnified party of notice of the commencement of any action or proceeding involving a claim referred to in this Section (including any governmental action), such indemnified party shall, if a claim in respect thereof is to be made against an indemnifying party, give written notice to the indemnifying party of the commencement of such action; provided, that the failure of any indemnified party to give notice as provided herein shall not relieve the indemnifying party of its obligations under this Section, except to the extent that the indemnifying party is actually prejudiced by such failure to give notice. In case any such action is brought against an indemnified party, the indemnifying party shall be entitled to participate in and to assume the defense thereof, with counsel reasonably satisfactory to such indemnified party and, after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party shall not be liable to such indemnified party for any legal or other expenses subsequently incurred by the indemnified party in connection with the defense thereof, unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties arises in respect of such claim after the assumption of the defenses thereof or the indemnifying party fails to defend such claim in a diligent manner. If, in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties arises in respect of such claim after the assumption of the defenses thereof, the indemnified party (together with all other indemnified parties that may be represented without conflict by one counsel) shall have the right to retain one separate counsel, with the reasonable and documented fees and expenses to be paid by the indemnifying party. No indemnifying party shall be liable for any settlement of any action or proceeding effected without its consent. No indemnifying party shall, without the consent of the indemnified party (which consent shall not be unreasonably withheld, conditioned or delayed), consent to entry of any judgment or enter into any settlement, unless such consent to entry of judgment or settlement includes as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect of such claim or litigation. Notwithstanding anything to the contrary set forth herein, and without limiting any of the rights set forth above, in any event any party shall have the right to retain, at its own expense, counsel with respect to the defense of a claim.

(d)            If an indemnifying party does or is not permitted to assume the defense of an action pursuant to Section 8(c) or in the case of the expense reimbursement obligation set forth in Sections 8(a) and (b), the indemnification required by Sections 8(a) and 8(b) shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills received or expenses, losses, damages, or liabilities are incurred provided that the indemnifying party is provided appropriate and reasonably detailed documentation.

(e)            If the indemnification provided for in Section 8(a) or 8(b) is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any loss, liability, claim, damage or expense referred to herein, the indemnifying party, in lieu of indemnifying such indemnified party hereunder, shall (i) contribute to the amount paid or payable by such indemnified party as a result of such loss, liability, claim, damage or expense as is appropriate to reflect the proportionate relative fault of the indemnifying party on the one hand and the indemnified party on the other (determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or omission relates to information supplied by the indemnifying party or the indemnified party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such untrue statement or omission), or (ii) if the allocation provided by clause (i) above is not permitted by applicable law or provides a lesser sum to the indemnified party than the amount hereinafter calculated, not only the proportionate relative fault of the indemnifying party and the indemnified party, but also the relative benefits received by the indemnifying party on the one hand and the indemnified party on the other, as well as any other relevant equitable considerations. No indemnified party guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any indemnifying party who was not guilty of such fraudulent misrepresentation. For greater certainty, in no event shall the liability of any selling Holder under this Section 8(e) be greater in amount than the dollar amount of the net proceeds received by such Holder upon the sale of the Registrable Securities giving rise to such indemnification obligation.

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9.              Rule 144. If and when Rule 144 and any other rule or regulation of the SEC that may at any time permit the Holders to sell the Registrable Securities to the public without registration may become available, the Company agrees to use commercially reasonable efforts to: (i) to make and keep public information available as those terms are understood in Rule 144; (ii) to file with the SEC in a timely manner all reports and other documents required to be filed by an issuer of securities registered under the Securities Act or the Exchange Act pursuant to Rule 144; (iii) as long as any Holder owns any Registrable Securities, to furnish in writing upon such Holder’s request a written statement by the Company that it has complied with the reporting requirements of Rule 144 (and, if applicable, of the Securities Act and the Exchange Act), and to furnish to such Holder a copy of the most recent annual or quarterly report of the Company, and such other reports and documents so filed by the Company as may be reasonably requested in availing such Holder of any rule or regulation of the SEC permitting the selling of any such Registrable Securities without registration; (iv) with respect to the sale of any Registrable Securities by a Holder pursuant to Rule 144 and subject to such Holder providing necessary documentation that meet the requirements of Rule 144, to promptly furnish, without any charge to such Holder, a written legal opinion of its counsel to facilitate such sale and, if necessary, instruct its transfer agent in writing that it may rely on said written legal opinion of counsel with respect to said sale and to cause the transfer agent to issue such Registrable Securities without any restrictive legends; and (v) undertake any additional actions reasonably necessary to maintain the availability of Rule 144.

10.            Independent Nature of Each Subscriber’s Obligations and Rights. The obligations of each Subscriber under this Agreement are several and not joint with the obligations of any other Subscriber, and each Subscriber shall not be responsible in any way for the performance of the obligations of any other Subscriber under this Agreement. Nothing contained herein and no action taken by any Subscriber pursuant hereto, shall be deemed to constitute such Subscribers as a partnership, an association, a joint venture, or any other kind of entity, or create a presumption that the Subscribers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Agreement. Each Subscriber shall be entitled to independently protect and enforce its rights, including without limitation the rights arising out of this Agreement, and it shall not be necessary for any other Subscriber to be joined as an additional party in any proceeding for such purpose.

11.            Miscellaneous.

(a)            Governing Law. This Agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the laws of the Province of Québec and the laws of Canada applicable therein. Any and all disputes arising under this Subscription Agreement, whether as to interpretation, performance or otherwise, shall be subject to the non-exclusive jurisdiction of the courts of the Province of Québec and each of the parties hereto hereby irrevocably attorns to the jurisdiction of the courts of such Province.

(b)            Remedies. In the event of a breach by the Company or by a Holder of any of their respective obligations under this Agreement, each Holder or the Company, as the case may be, in addition to being entitled to exercise all rights granted by law and under this Agreement, including recovery of damages, shall be entitled to specific performance of its rights under this Agreement. The Company and each Holder agree that monetary damages would not provide adequate compensation for any losses incurred by reason of a breach by it of any of the provisions of this Agreement and hereby further agrees that, in the event of any action for specific performance in respect of such breach, it shall not assert or shall waive the defense that a remedy at law would be adequate.

13

(c)            Successors and Assigns. Except as otherwise provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, permitted transferees and assignees, executors and administrators of the parties hereto.

(d)            No Inconsistent Agreements. The Company has not entered, as of the date hereof, and shall not enter, on or after the date of this Agreement, into any agreement with respect to its securities that would have the effect of impairing the rights granted to the Holders in this Agreement or otherwise conflicts with the provisions hereof.

(e)            Entire Agreement. This Agreement constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof.

(f)             Notices, etc. All notices or other communications which are required or permitted under this Agreement shall be in writing and sufficient if delivered by hand, by facsimile transmission, by registered or certified mail, postage pre-paid, by electronic mail, or by courier or overnight carrier, to the persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so delivered:

If to the Company to:

Vision Marine Technologies Inc.

730 Boulevard du Curé-Boivin

Boisbriand, Québec, J7G 2A7, Canada

Attention:          Kulwant Sandher, Chief Financial Officer

E-mail:                ks@v-mti.com

with a copy (which shall not constitute notice) to:

Dentons US LLP

1221 Avenue of the Americas

New York, NY 10020

Attention:          Rob Condon, Esq.

E-mail:                rob.condon@dentons.com

To each Subscriber at the address set forth in the Subscription Agreement or at such other address as any party shall have furnished to the Company in writing.

(g)            Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any Holder, upon any breach or default of the Company under this Agreement, shall impair any such right, power or remedy of such Holder nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of any similar breach or default thereunder occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any Holder of any breach or default under this Agreement, or any waiver on the part of any Holder of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement, or by law or otherwise afforded to any holder, shall be cumulative and not alternative.

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(h)            Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be enforceable against the parties actually executing such counterparts, and all of which together shall constitute one instrument. In the event that any signature is delivered by facsimile transmission or electronic transmission via .PDF file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or electronic signature page were an original thereof.

(i)             Severability. In the case any provision of this Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

(j)             Amendments. Subject to the exceptions set out herein, the provisions of this Agreement may be amended at any time and from time to time, and particular provisions of this Agreement may be waived, with and only with an agreement or consent in writing signed by the Company and the Majority Holders, provided that (i) any such amendments or waivers relating to sections 2(e) and 8(a) of this Agreement shall require the consent of the Company and all Holders, and (ii) for any amendment or waiver that would disproportionately or adversely affect one or more Holders, the written consent of such Holders shall be required. The Subscribers acknowledge that by the operation of this Section, the Majority Holders may have the right and power to diminish or eliminate rights of the Holders under this Agreement.

[SIGNATURE PAGES FOLLOW]

15

This Registration Rights Agreement is hereby executed as of the date first above written.

COMPANY:

VISION MARINE TECHNOLOGIES INC.

By:
Name:
Title:

16

IN WITNESS WHEREOF, the parties have caused this Registration Rights Agreement to be duly executed as of the date first above written.

For Individuals:

Name of Individual Investor:

Signature of Individual Investor:

Notice Address:

Facsimile number:

Email:

For Entities

Name of Investing Entity:

Signature of Authorized Signatory of Investing entity:

Name of Authorized Signatory:

Title of Authorized Signatory:

Notice Address:

Facsimile number:

Email:

[Signature Page to Registration Rights Agreement]

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Annex A

Plan of Distribution

Each Selling Shareholder (the “Selling Shareholder”) of the securities and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their securities covered hereby on the Trading Market or any other stock exchange, market or trading facility on which the securities are traded or in private transactions. These sales may be at fixed or negotiated prices. A Selling Shareholder may use any one or more of the following methods when selling securities:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	settlement of short sales;

●	in transactions through broker-dealers that agree with the Selling Shareholders to sell a specified number of such securities at a stipulated price per security;

●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

●	a combination of any such methods of sale; or

●	any other method permitted pursuant to applicable law.

The Selling Shareholders may also sell securities under Rule 144 or any other exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Shareholders (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2121; and in the case of a principal transaction a markup or markdown in compliance with FINRA Rule 2121.

In connection with the sale of the securities or interests therein, the Selling Shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The Selling Shareholders may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The Selling Shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

A-1

The Selling Shareholders and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each Selling Shareholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities.

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the securities. The Company has agreed to indemnify the Selling Shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the securities may be resold by the Selling Shareholders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for the Company to be in compliance with the current public information under Rule 144 under the Securities Act or any other rule of similar effect or (ii) all of the securities have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale securities will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale securities may not simultaneously engage in market making activities with respect to the Common Shares for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Selling Shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the Common Shares by the Selling Shareholders or any other person. We will make copies of this prospectus available to the Selling Shareholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

A-2

Annex B

SELLING SHAREHOLDERS

The Common Shares being offered by the selling shareholders are those previously issued to the selling shareholders, and those issuable to the selling shareholders, upon exercise of the warrants. For additional information regarding the issuances of those Common Shares and warrants, see “Private Placement of Common Shares and Warrants” above. We are registering the Common Shares in order to permit the selling shareholders to offer the shares for resale from time to time. Except for the ownership of the Common Shares and the warrants, the selling shareholders have not had any material relationship with us within the past three years.

The table below lists the selling shareholders and other information regarding the beneficial ownership of the Common Shares by each of the selling shareholders. The second column lists the number of Common Shares beneficially owned by each selling shareholder, based on its ownership of the Common Shares and warrants, as of ________, 2023, assuming exercise of the warrants held by the selling shareholders on that date, without regard to any limitations on exercises.

The third column lists the Common Shares being offered by this prospectus by the selling shareholders.

In accordance with the terms of a registration rights agreement with the selling shareholders, this prospectus generally covers the resale of the sum of (i) the number of Common Shares issued to the selling shareholders in the “Private Placement of Common Shares and Warrants” described above and (ii) the maximum number of Common Shares issuable upon exercise of the related warrants, determined as if the outstanding warrants were exercised in full as of the trading day immediately preceding the date this registration statement was initially filed with the SEC, each as of the trading day immediately preceding the applicable date of determination and all subject to adjustment as provided in the registration right agreement, without regard to any limitations on the exercise of the warrants. The fourth column assumes the sale of all of the shares offered by the selling shareholders pursuant to this prospectus.

Under the terms of the warrants, a selling shareholder may not exercise warrants to the extent such exercise would cause such selling shareholder, together with its affiliates and attribution parties, to beneficially own a number of Common Shares which would exceed 4.99% or 9.99%, as applicable, of the Company’s then outstanding Common Shares following such exercise, excluding for purposes of such determination Common Shares issuable upon exercise of such warrants which have not been exercised. The number of shares in the second and fourth columns do not reflect this limitation. The selling shareholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

B-1

Name of Selling Shareholder	Number of Common Shares Owned Prior to Offering	Maximum Number of Common Shares to be Sold Pursuant to this Prospectus	Number of Common Shares Owned After Offering

B-2

Annex C

VISION MARINE TECHNOLOGIES INC.

Selling Shareholder Notice and Questionnaire

The undersigned beneficial owner of Common Shares (the “Registrable Securities”) of Vision Marine Technologies Inc. (the “Company”), understands that the Company has filed or intends to file with the Securities and Exchange Commission (the “Commission”) a registration statement (the “Registration Statement”) for the registration and resale under Rule 415 of the Securities Act of 1933, as amended (the “Securities Act”), of the Registrable Securities, in accordance with the terms of the Registration Rights Agreement (the “Registration Rights Agreement”) to which this document is annexed. A copy of the Registration Rights Agreement is available from the Company upon request at the address set forth below. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Registration Rights Agreement.

Certain legal consequences arise from being named as a selling shareholder in the Registration Statement and the related prospectus. Accordingly, holders and beneficial owners of Registrable Securities are advised to consult their own securities law counsel regarding the consequences of being named or not being named as a selling shareholder in the Registration Statement and the related prospectus.

NOTICE

The undersigned beneficial owner (the “Selling Shareholder”) of Registrable Securities hereby elects to include the Registrable Securities owned by it in the Registration Statement.

The undersigned hereby provides the following information to the Company and represents and warrants that such information is accurate:

QUESTIONNAIRE

1.	Name.

(a)	Full Legal Name of Selling Shareholder

(b)	Full Legal Name of Registered Holder (if not the same as (a) above) through which Registrable Securities are held:

(c)	Full Legal Name of Natural Control Person (which means a natural person who directly or indirectly alone or with others has power to vote or dispose of the securities covered by this Questionnaire):

2.	Address for Notices to Selling Shareholder:

Telephone:

Fax:

Contact Person:

E-Mail:

3.	Broker-Dealer Status:

(a)	Are you a broker-dealer?

Yes ☐ No ☐

(b)	If “yes” to Section 3(a), did you receive your Registrable Securities as compensation for investment banking services to the Company?

Yes ☐ No ☐

Note:	If “no” to Section 3(b), the Commission’s staff has indicated that you should be identified as an underwriter in the Registration Statement.

(c)	Are you an affiliate of a broker-dealer?

Yes ☐ No ☐

(d)	If you are an affiliate of a broker-dealer, do you certify that you purchased the Registrable Securities in the ordinary course of business, and at the time of the purchase of the Registrable Securities to be resold, you had no agreements or understandings, directly or indirectly, with any person to distribute the Registrable Securities?

Yes ☐ No ☐

Note:	If “no” to Section 3(d), the Commission’s staff has indicated that you should be identified as an underwriter in the Registration Statement.

4.	Beneficial Ownership of Securities of the Company Owned by the Selling Shareholder.

Except as set forth below in this Item 4, the undersigned is not the beneficial or registered owner of any securities of the Company other than the securities issuable pursuant to the Purchase Agreement.

(a)	Type and Amount of other securities beneficially owned by the Selling Shareholder:

5.	Relationships with the Company:

Except as set forth below, neither the undersigned nor any of its affiliates, officers, directors or principal equity holders (owners of 5% of more of the equity securities of the undersigned) has held any position or office or has had any other material relationship with the Company (or its predecessors or affiliates) during the past three years.

State any exceptions here:

The undersigned agrees to promptly notify the Company of any material inaccuracies or changes in the information provided herein that may occur subsequent to the date hereof at any time while the Registration Statement remains effective; provided, that the undersigned shall not be required to notify the Company of any changes to the number of securities held or owned by the undersigned or its affiliates.

By signing below, the undersigned consents to the disclosure of the information contained herein in its answers to Items 1 through 5 and the inclusion of such information in the Registration Statement and the related prospectus and any amendments or supplements thereto. The undersigned understands that such information will be relied upon by the Company in connection with the preparation or amendment of the Registration Statement and the related prospectus and any amendments or supplements thereto.

IN WITNESS WHEREOF the undersigned, by authority duly given, has caused this Notice and Questionnaire to be executed and delivered either in person or by its duly authorized agent.

Date:	Beneficial Owner:

By:
Name:
Title:

PLEASE FAX A COPY (OR EMAIL A .PDF COPY) OF THE COMPLETED AND EXECUTED NOTICE AND QUESTIONNAIRE TO: